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                             December 14, 2020

       Zhao Wenjing
       Chief Executive Officer
       Long Mall Internet Technology Co Ltd
       No. 7-11, 5th Floor, Building A1, Gongbin Xiaoqu
       No. 1 Nanzhi Road, Xiangfang District
       Harbin City, Heilongjiang Province
       People's Republic of China 150000

                                                        Re: Long Mall Internet
Technology Co Ltd
                                                            Registration
Statement on Form S-1
                                                            Filed November 16,
2020
                                                            File No. 333-250105

       Dear Ms. Wenjing:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed November 16, 2020

       Risk Factors
       Risks Related to Our Business, page 4

   1. Please add a risk factor to disclose that your independent auditor has expressed a going concern opinion, and
the related risks regarding the same.
 Zhao Wenjing
FirstName
Long Mall LastNameZhao    Wenjing
          Internet Technology Co Ltd
Comapany14,
December  NameLong
              2020 Mall Internet Technology Co Ltd
December
Page 2    14, 2020 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operation, page
15

2. Please include disclosure in the Management's Discussion and Analysis section to describe and quantify, to the extent possible, any known trends and uncertainties that have had, or that you reasonably expect will have, a material impact on your business, revenue or results of operations due to COVID-19. Refer to Item 303(a) of Regulation S-
         K, Release No. 33-8350 and CF Disclosure Guidance: Topic No. 9 and 9A. Business of the Company, page 18

3. You disclose here that "[t]he recent COVID pandemic has . . . helped contribute to the growth of E-commerce." In your Risk Factors section on page 4 you also state that the
         COVID-19 pandemic "has led to significant disruptions in [y]our retail and distribution
         operations and supply chains    and that the pandemic has "adversely
impacted overall
         economic conditions and customer demand . . . for [y]our products and services and customer spending levels." Further, in Note 11 to your consolidated financial statements,
         you state that you "haven   t seen any impact to [y]our operations" as
a result of the
         pandemic. Please reconcile these inconsistences. As a related matter, please disclose the basis for your assertion that "[t]he recent COVID pandemic has . . . helped contribute to the growth of E-commerce." If you do not have appropriate independent support for this statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true.
4. Please revise to describe the effect of existing or probable government regulations upon your business as a result of your operations in China. Refer to Item 101(h)(4)(ix) of
         Regulation S-K.
Executive Compensation
Summary Compensation Table, page 24

5. We note that your summary compensation table shows that you did not pay Ms. Lyu Jie a salary for your fiscal year 2019. However, we note that Ms. Jie's biography on page 23 indicates that she has served as your chief financial officer since 2019. Please revise your disclosure to clarify whether Ms. Jie was compensated by your company for her work as your chief financial officer in fiscal year 2019 or reconcile these inconsistencies.
 Zhao Wenjing
FirstName
Long Mall LastNameZhao    Wenjing
          Internet Technology Co Ltd
Comapany14,
December  NameLong
              2020 Mall Internet Technology Co Ltd
December
Page 3    14, 2020 Page 3
FirstName LastName
Certain Relationships and Related Transactions, page 25

6. We note that on page 17 you disclose that for the years ended June 30, 2020 and 2019, you financed "[y]our activities primarily by taking loans from [y]our related parties:
         $28,382 in fiscal year 2019 and $80,217 in fiscal year 2020." We also note your disclosure in Note 6 to your consolidated financial statements that your amounts due to related parties for the fiscal years ended June 30, 2020 and 2019, respectively, were
         $148,621 and $68,108. Please revise to disclose these transactions, consistent with Item
         404(d) of Regulation S-K, or tell us why you do not believe disclosure is necessary.
Consolidated Financial Statements, page F-1

7. Please update your financial statements to include your results for the quarter ended
         September 30, 2020. Revise your registration statement where appropriate to discuss these results. Refer to Rule 8-08 of Regulation S-X.
Note 10. Parent Company Financial Information, page F-16

8. Please tell us why you provide parent company financial information. In addition, explain why total stockholders' equity and net loss do not agree to your consolidated financial statements.
Exhibits

9. We note that you lease your Shunyi Street Branch storefront from your chief executive officer, and that Section 4.1.1 of the operating lease requires that you pay your chief executive officer two percent of the storefront business volume originated from your business operations conducted out of this leasehold on a monthly basis. In this regard, we note that pursuant to Item 404(d) of Regulation S-K you are required to disclose any related party transaction in which the amount involved exceeds the lesser of $120,000 or one percent of your average total assets at year end for the last two completed fiscal years. To the extent that either the value of the rent that is being forgone by your chief executive officer or the two percent fee you pay your chief executive officer triggers applicable disclosure requirements, please disclose this arrangement in your "Certain
         Relationships and Related Transactions" section.
 Zhao Wenjing
FirstName
Long Mall LastNameZhao    Wenjing
          Internet Technology Co Ltd
Comapany14,
December  NameLong
              2020 Mall Internet Technology Co Ltd
December
Page 4    14, 2020 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Blaise Rhodes at (202) 551-3774 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Robert Brantl (Counsel)